C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

November 14, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarter Ended March 31, 2008 and June 30, 2008

File No. 1-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated October 14, 2008 in which you provided additional comments to those already provided to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarters ended March 31, 2008 and for June 30, 2008. For your convenience, we have reproduced your comments followed by our corresponding responses. Also, please note that we have provided additional disclosures in our Form 10-Q for the quarter ended September 30, 2008 that were responsive to several of your comments. As such, the following responses include those disclosures that were included in our Form 10-Q for the quarter ended September 30, 2008 where indicated.

Form 10-K for the year ended December 31, 2007

Critical Accounting Estimates

Loss and Loss adjustment expenses, page 45

SEC Comment:

1.	We acknowledge your response to prior comment one of our June 27, 2008 letter. You disclosed that given the amount of subordination below your insured portion you do not expect material ultimate losses on collateral consisting of residential mortgages originated during 2005, 2006 and 2007. Given the significant effect that diversification has on reducing the credit risks of credit default swaps, please disclose the inputs, assumptions and methodology used to compute the correlation of your residential real estate exposures. Please also disclose trends in the assumed correlation of your residential real estate since you insured the mortgages, at year-end and at each interim period. If the trends have had or are reasonably likely to have a material effect, please disclose the effects and/or expected effects on financial position, operations and liquidity.

MBIA Response:

MBIA has exposure to residential mortgage-backed securities (“RMBS”) in three general forms: insurance of securitizations of subprime first mortgage pools, insurance of securitizations of prime second-lien mortgage pools, and insurance of credit default swap (“CDS”) contracts that reference collateralized debt obligations (“CDOs”) whose collateral pools include mortgage securitizations and securities issued by other CDOs. The first two forms are subject to insurance accounting. The Company’s “Critical Accounting Estimates” disclosure on “Loss and Loss Adjustment Expenses” relate to these transactions. Although MBIA’s insured credit default swaps are substantively and economically equivalent to its direct insurance policies, the form of protection has been deemed to require derivative accounting, where the contracts are carried at fair value, and there is no recognition of expected cash losses.

While MBIA incorporated correlation and diversification in its underwriting of financial guarantees, via our risk limits structure and capital attribution, correlation is not an explicit input into its loss reserving methodology for non-derivative financial guarantee contracts.

With respect to direct subprime RMBS exposure, MBIA’s approach to diversification was based on the Company’s prior experiences within its pre-2004 subprime portfolio. Prior to 2004, MBIA’s insured subprime exposure was concentrated amongst smaller specialty finance originators. The philosophy of the Company was to spread risk amongst the smaller specialty finance companies so that the Company had the ability to dictate the terms and conditions of the transaction, such as financial covenants and servicer termination triggers. In exchange for these provisions, the Company insured risk with lower subordination levels. The Company’s highly correlated exposure to thinly capitalized subprime originators ultimately subjected MBIA to modest losses. The Company was also limited in its remediation strategies as many of the servicers were bankrupt and/or insolvent. The Company addressed this risk in its post-2004 subprime exposures by limiting insured exposures for each transaction, spreading the risk across many transactions and taking exposures at high attachment points. MBIA’s current subprime exposure of approximately $4 billion as of September 30, 2008 consists of more than 200 policies. The average current subordination in MBIA’s post-2004 subprime portfolio is approximately 30%. Since the Company does not expect collateral losses to rise to that level, MBIA is neither predicting losses on its post-2004 portfolio nor are there any transactions on its Caution List or Classified lists. The Company is cautiously optimistic with regard to the performance of this portfolio.

The Company pursued a different strategy with regard to diversification in its second-lien portfolio, the majority of which consists of 2005, 2006 and 2007 vintages. MBIA concentrated its second-lien portfolio amongst three different issuers (Countrywide, ResCap and IndyMac), which comprise 88.4% of its second-lien exposure. These three servicers represented extremely well-capitalized companies originating loans to purported prime borrowers. Historically, prime borrowers represented the strongest quality borrowers and closed-end second-lien loans and home equity lines of credit to these borrowers had extremely low loss levels. In addition, the pools were well diversified geographically. However, the rapid rise in housing prices and the ease at which borrowers obtained loans transformed a product with traditionally low loss levels to an extremely risky product. The housing downturn that began with falling home prices in late 2006 has been nearly unprecedented, and has been national in scope. In this case, our diversification strategy has not adequately insulated the Company from loss. MBIA has established cumulative case basis reserves for this portfolio totaling $2.3 billion as of September 30, 2008. The Company is actively analyzing loan level performance data from a variety of sources and has used this information to establish loss reserves, as described in MBIA’s Form 10-Q for the quarter ended September 30, 2008. Although MBIA has experienced losses in this portfolio, the Company believes that the strategy of insuring transactions issued by the strongest issuers has afforded it the ability to actively pursue remediation strategies.

Since the Company’s insured CDSs that provide protection on CDOs are substantively and economically equivalent to its direct insurance policies, the Company uses similar approaches to estimating the impairments in its CDO portfolio. MBIA discloses the amount of impairments to enable investors and users of its financial information to directly compare the performance of the Company’s insured CDSs and insurance policies. Impairments of insured CDSs are not specifically addressed in the Company’s “Critical Accounting Estimates,” but the underlying principals are the same.

With respect to multi-sector CDOs containing RMBS securities, upon origination correlation risk was addressed by requiring that the underlying collateral profile and underlying collateral eligibility criteria dictate a diverse pool of underlying securities with a granular, seemingly minimally correlated credit risk. Underlying collateral concentration limits and eligibility requirements included limits on issuers, collateral servicers, asset class sectors, third-party ratings, underlying collateral amounts, synthetic assets and fixed-rate assets, among other requirements. Also, certain asset classes that MBIA did not approve were excluded from the CDO asset pools, such as negative amortization securities, ABX Index CDO securities and recreational vehicle securities.

The downturn in the U.S. housing and mortgage markets has caused much of the later vintage RMBS in our CDOs to experience significant ratings downgrades and losses. As such, MBIA estimated credit impairments within its insured credit derivatives portfolio of $1.1 billion as of September 30, 2008, which was primarily determined by reviewing the collateral, expected cash flows, deal structures, market factors and internal views on the performance of the underlying collateral. As with our insured RMBS, there is no explicit consideration of correlation in determining impairments.

MBIA is currently paying very significant losses on these exposures, and it expects to be making payments for many years to come. The effects on the Company’s financial position, operations and liquidity are discussed in the relevant sections of MBIA’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In MBIA’s “Critical Accounting Estimates,” it also provides disclosure on the “Valuation of Financial Instruments,” including its insured credit derivatives. In MBIA’s valuation model, the Company does take account of correlations among credits in the underlying CDOs that its credit default swaps reference. This is done via the diversity score. The market-derived valuation does not measure our future expected cash losses. These economic losses are disclosed in the Company’s “Loss and Loss Adjustment Expense” disclosures and in its supplementary disclosure on impairments of insured derivatives.

Financial Statements

Note 11 - Investments, page 112

SEC Comment:

2.	We acknowledge your response to prior comment four of our June 27, 2008 letter. Please disclose the amount of guaranteed securities that are below investment grade without giving effect to the guarantees.

MBIA Response:

The Company has updated its disclosure to include the amount of guaranteed securities that are below investment grade without giving effect to the guarantees. The following disclosure appears on page 96 of the Company’s Form 10-Q for the quarter ended September 30, 2008. The underlined text has been added in response to your comment.

“The following table presents the fair values and unrealized losses by credit rating category of ABS included in our consolidated investment portfolio as of September 30, 2008 for which fair value is less than amortized cost. Fair values include the benefit of guarantees provided by financial guarantors, including MBIA. The credit ratings are based on ratings from Moody’s as of September 30, 2008 or an alternate ratings source, such as S&P, when a security is not rated by Moody’s.

In millions	Aaa		Aa		A		Baa		Below Investment Grade		Total
Asset-Backed Sector	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
ABS CDO	$94	$(102)	$37	$(56)	$28	$(33)	$17	$(22)	$28	$(131)	$204	$(344)
Non-Agency RMBS	353	(110)	121	(48)	84	(47)	35	(36)	51	(52)	644	(293)
Corporate CDO	292	(62)	17	(3)	107	(19)	1	(9)	2	(1)	419	(94)
Auto Loans	243	(9)	43	(2)	54	(4)	72	(8)	18	(5)	430	(28)
Credit Cards	238	(24)	—	—	4	(1)	—	—	—	—	242	(25)
CMBS	7	(1)	—	—	—	—	—	—	—	—	7	(1)
Other ABS	73	(11)	82	(17)	279	(44)	74	(21)	—	—	508	(93)

Total	$1,300	$(319)	$300	$(126)	$556	$(148)	$199	$(96)	$99	$(189)	$2,454	$(878)

We have reviewed the above securities as part of our assessment of other-than-temporary impairments of our entire investment portfolio. During our review, we assessed (i) the magnitude and duration of declines in fair value and (ii) the reasons for the declines, such as general credit spread movements in each asset-backed sector, transaction-specific changes in credit spreads, credit rating downgrades, and modeled defaults and principal and interest payment priorities within each investment structure. 96% of our investments in asset-backed securities included in the preceding table were rated investment grade with 53% rated Aaa. Of the $2.5 billion of ABS reported in the preceding table, $1.0 billion include the benefit of guarantees provided by third-party financial guarantors and $572 million include the benefit of guarantees provided by MBIA Corp. The average credit rating of all of guaranteed asset-backed securities, using the higher of the guarantors’ ratings or the underlying ratings, was Aa and the average underlying credit rating of those securities, without giving effect to the guarantees, was Baa. Without giving effect to the benefit of guarantees provided by financial guarantors, including MBIA, 15% of the securities included in the preceding table were rated below investment grade, totaling to $359 million of the $2.5 billion of asset-backed securities.”

Note 13 - Income Taxes, page 117

SEC Comment:

3.	We acknowledge your response to prior comment five of our June 27, 2008 letter. Please disclose the range of the substantial reduction in your deferred tax asset due to the establishment of a valuation allowance if the IRS characterized those contracts as capital assets.

MBIA Response:

The Company has updated its disclosure to include the impact of a valuation allowance on its deferred tax asset if the Internal Revenue Service was to conclude that losses related to CDS contracts should be characterized as capital losses. The following disclosure appears on page 34 of the Company’s Form 10-Q for the quarter ended September 30, 2008. The underlined text has been added in response to your comment.

“The Company treats the CDS contracts as insurance contracts for U.S. tax purposes. The Company provides an insurance wrap with respect to CDS contracts written by LaCrosse. While LaCrosse’s financial information is consolidated into MBIA’s GAAP financial statements based on the FIN 46(R) criteria, MBIA does not hold any equity interest with respect to LaCrosse. MBIA’s income derived from CDS contracts is treated as premium income for statutory income purposes. In the event that there is a default in which MBIA is required to pay claims on such CDS contracts, the Company believes that the losses should be characterized as an ordinary loss for tax purposes and, as such, the event or impairment will be recorded as case reserves for statutory accounting purposes in recognition of the potential claim payment. For tax purposes, MBIA follows the statutory accounting principle as the basis for computing its taxable income. Because the federal income tax treatment of CDS contracts is an unsettled area of tax law, in the event that the Internal Revenue Service has a different view in which the losses are considered capital losses, the Company would be required to establish a valuation allowance against substantially all of the deferred tax asset related to these mark-to-market losses. The establishment of this valuation allowance would have a material adverse effect on MBIA’s financial condition.”

Note 14 - Business Segments, page 120

SEC Comment:

4.	We acknowledge your response to our comment six of our June 27, 2008 letter. In order for us to better understand your view, please provide us with all of the information provided to the chief operating decision maker for the 2007 fiscal year through the most recent interim period.

MBIA Response:

We have sent to your attention via certified mail as supplemental information all material reports and schedules provided to MBIA’s chief operating decision maker for purposes of evaluating business performance and allocating resources for the periods you have requested and which we believe are responsive to your comment. As your previous comments were specific to our insurance segment, we have limited supplemental information to that which is specific to this segment. Additionally, we have not sent to you information which we believe does not provide insight into our segment structure but which was provided to the chief operating decision maker, such as transaction-specific information. We kindly request a meeting with you at your convenience to discuss the reports and schedules we have submitted in response to your comment.

Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to you on a supplemental, confidential basis only and is not to be filed with or deemed a part of MBIA Inc.’s Form 10-K for the fiscal year ended December 31, 2007, any Form 10-Q filed subsequent to December 31, 2007, or our letters to you filed as responses to your comments.

Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of your review of the supplemental information.

The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Please call the undersigned when you have completed your review and the Company will arrange to have the supplemental information retrieved. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements

Note 6 - Fair Value of Financial Instruments

Derivatives - Insurance, page 17

SEC Comment:

5.	We are continuing to evaluate your response to comments two, three and four of our August 27, 2008 letter and we may have further comments.

MBIA Response:

Your comment is duly noted.

SEC Comment:

6.	Please tell us and disclose, if true, that your fair value measurement determines an entry price and why you believe it approximates an exit price.

MBIA Response:

The Company does not believe that its fair value measurement of derivative contracts represents an entry price. In accordance with SFAS 157, “Fair Value Measurements,” MBIA’s derivative fair values represent an exit price, which is its best estimate of the value that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. However, as described in “Note 6: Fair Value of Financial Instruments” in MBIA’s Form 10-Q for the quarter ended June 30, 2008, the Company believes there are no relevant third-party “exit value” market observations for its insured derivative contracts. As such, the Company’s valuation model estimates the value that a market participant would charge to assume MBIA’s insured derivative contracts at the measurement date. The following is disclosed in “Note 6: Fair Value of Financial Instruments” on page 18 of MBIA’s Form 10-Q for the quarter ended June 30, 2008. Additionally, the Company has enhanced its insured derivatives valuation disclosure in its Form 10-Q for the quarter ended September 30, 2008 in order to further clarify its valuation process and rationale.

“In determining the fair value, the Company uses various valuation approaches with priority given to observable market prices when they are available. Market prices are generally available for traded securities and market standard credit default swaps but are less available or unavailable for highly-customized CDSs. Most of the derivative contracts the Company insures are structured credit derivative transactions that are not traded and do not have observable market prices. Typical market CDSs are standardized, liquid instruments that reference tradable securities such as corporate bonds that also have observable prices. These market standard CDSs also involve collateral posting, and upon a default of the reference bond, can be settled in cash.

In contrast, the Company’s insured CDS contracts do not contain the typical CDS market standard features as described above but have been customized to replicate its financial guarantee insurance policies. The Company’s insured derivative instruments provide protection on a specified or managed pool of securities or CDS with a deductible or subordination level. The Company is not required to post collateral, and upon default of the underlying reference obligation, it makes payments on a “pay-as-you-go” basis for any underlying reference obligation only after the subordination in a transaction is exhausted (except in the case of the insolvency of or payment default by MBIA Insurance Corporation when the contracts call for accelerated settlement).

The Company’s payment obligations vary by deal and by insurance type. There are three primary types of policy payment requirements:

(i)	timely interest and ultimate principal;

(ii)	ultimate principal only at final maturity; and

(iii)	payments upon settlement of individual collateral losses as they occur upon erosion of deal deductibles.

The Company’s insured credit derivative policies are structured to prevent large one-time claims upon an event of default and to allow for payments over time (i.e. “pay-as-you-go” basis) or at final maturity. Also, each insured CDS MBIA enters into is governed by a single transaction International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement relating only to that particular transaction/insurance policy. There is no requirement for mark-to-market termination payments, under most monoline standard termination provisions, upon the early termination of the insured CDS. However, these contracts generally have mark-to-market termination payments for termination events related to MBIA Corp.’s failure to pay or insolvency and some have other mark-to-market termination payments for events within our control, such as the sale of all or substantially all of the assets of MBIA Corp. An additional difference between MBIA’s CDS and the typical market standard CDS is that there is no acceleration of the payment to be made under its insured CDS contract in the ordinary course of business unless MBIA elects to accelerate at its option. Furthermore, by law, these contracts are unconditional and irrevocable, and cannot be transferred to most other capital market participants as they are not licensed to write insurance contracts. Through reinsurance, the risk of loss (but not counterparty risk) on these contracts can be transferred to other financial guarantee insurance and reinsurance companies.

As a result of these differences, the Company believes there are no relevant third-party “exit value” market observations for its insured credit derivative contracts. Accordingly, there is no principal market for such highly structured insured credit derivatives as described in SFAS 157. In the absence of a principal market, MBIA values these insured credit derivatives in a hypothetical market where the market participants include other monoline financial guarantee insurers that have similar credit ratings or spreads as MBIA. Since there are no active market transactions in its exposures, MBIA generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to estimate the fair value of its derivative contracts.

MBIA’s insured CDS valuation model simulates what a bond insurer would charge to guarantee the transactions at the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Implicit in this approach is the notion that bond insurers would be willing to accept these contracts from the Company at a price equal to what they could issue them for in the current market. The fee charged by financial guarantors is not an input into the Company’s model, however, the model does effectively estimate the amount a financial guarantor would charge to assume an obligation at the measurement date. The estimate of the cost to transfer an obligation increases as the probability of default increases, due to any combination of increased underlying credit spreads, negative credit migration, lower assumed recovery rates, lower diversity, or loss of subordination.”

SEC Comment:

7.	We acknowledge your response to comment five of our August 27, 2008 letter. Please disclose the specific spread source for each of the significant collateral type.

MBIA Response:

The Company has updated its disclosure to include the specific spread source for each significant collateral type. The following disclosure appears on page 22 of the Company’s Form 10-Q for the quarter ended September 30, 2008. The underlined text has been added in response to your comment.

“Credit spreads – These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to collateralized or referenced assets within the Company’s transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources. If observable market credit spreads are not available or reliable for the underlying reference obligations, then market data is used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and applicability to the Company’s derivative portfolio.

The Company uses the spread hierarchy listed below in determining which source of spread information to use, with the rule being to use CDS spreads where available. Within each category below, if CDS spreads are not available, the Company uses cash security spreads. Cash spreads reflect trading activity in funded fixed-income instruments while CDS spreads reflect trading levels for derivative instruments that do not require actual funding. While both markets are driven in part by an assessment of the credit quality of the referenced security, there are some factors which can create significant differences in these two markets. In particular, CDS spreads can be driven at times more by speculative activity since the CDS market facilitates both long and short positions and allows for significant leverage.

Spread Hierarchy:

1)	Actual collateral-specific credit spreads (if up-to-date and reliable market-based spreads are available, they are used).

2)	Sector-specific spreads (JP Morgan and Citigroup spread tables by asset class and rating).

3)	Corporate spreads (Bloomberg and Risk Metrics spread tables based on rating).

4)	Benchmark from most relevant spread source (if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship will be used between corporate spreads or sector-specific spreads and collateral spreads).”

SEC Comment:

8.	We acknowledge your response to comment seven of our August 27, 2008 letter. It remains unclear how the BET model output translates into what a bond insurer would charge to guarantee the transactions. Please revise your disclosure to describe how the pricing and return parameters are used in deriving a market-implied price from the BET model output. Please disclose the assumptions used in determining the pricing and return parameters, and how they have changed over the periods presented.

MBIA Response:

The BET model calculates an expected loss for each transaction. The calculation is based on the structure of the underlying transaction (including such factors as par insured, current level of subordination, and collateral composition), the current market implied or assumed characteristics of the collateral (including current collateral spreads, recovery rates, average life, and diversity score), as well as market interest rates.

The expected loss can be converted into an implied premium rate for the transaction. In general, at inception of each transaction the actual premium that is charged exceeds the implied premium from the estimate of expected loss. This difference is assumed to account for other factors, such as expenses and target return on capital. These other factors are assumed to stay constant over the life of the transaction so the change in expected loss is the only factor that would affect the price a bond insurer would charge to enter into the transaction at any point in time. So the fair value of each transaction is estimated as the initial price charged, plus or minus the change in expected loss since inception of the transaction. However, in some instances management overlays an additional level of review based on current market pricing for financial guaranty activity in each sector (if there is any current activity) and/or expected returns to the financial guarantors. This process involves a significant level of management judgment. If the results of the BET model do not appear reasonable to management in the context of this review, then a change in estimate is considered. To the extent this happens, either an input to the BET model is modified or if an appropriate change in input cannot be identified, an alternative to the BET model would be sought. To date, all such situations have resulted in a change in input and not a change in the model.

The pricing parameter of a transaction is based on current market activity. Historically, it was possible to compare model-implied premium rates for transactions to actual premiums of currently executed transactions of similar structure. The analysis was subjective because the transactions are not standardized. The comparison was used to assess reasonableness and was not directly used to value transactions. In recent quarters the availability of current pricing data for financial guarantees of CDSs has declined and in the third quarter of 2008 there was no available data. Management also reviews the model output relative to expected returns. Expected returns are based primarily on the fundamental credit performance of the transaction over its life and the amount of capital the financial guarantor needs to hold to support the transaction.

The Company will revise its disclosures in future filings to include disclosures similar to the above.

SEC Comment:

9.	We acknowledge your response to prior comment nine of our August 27, 2008 letter. Please disclose the method used to compute the average spread of the model and whether the average spread is always computed consistently for your various exposures. In addition, please disclose how the average credit spread is translated into collateral default probability through the standard reduced-form model.

MBIA Response:

The Company has updated its disclosure to include information that is responsive to your comment. The following disclosure appears within “Note 6: Fair Value of Financial Instruments” on page 21 of MBIA’s Form 10-Q for the quarter ended September 30, 2008.

“The key assumptions of the BET model include:

•

Collateral default probabilities are determined by spreads which are based on market data when available. The BET model uses the average spread of the collateral as a key input and it is assumed that market spreads reflect the market’s assessment of default probability for each piece of collateral. The average spread is calculated differently depending on whether MBIA uses collateral-specific credit spreads as an input or generic spreads.

•

If collateral-specific spreads are used, the spread for each individual piece of collateral is identified and a weighted average is calculated by weighting each spread by the corresponding par exposure.

•

If collateral-specific credit spreads are not available, the next alternative is to use generic spread tables based on asset class and rating. When this is done, the Company uses the spread table that matches the average rating of the collateral portfolio. To determine the average credit rating for the collateral, the Company identifies a weighted average rating factor (“WARF”) for the collateral portfolio as described below, and then use that average rating to choose an appropriate spread.

•

The WARF is based on a 10,000 point scale designed by Moody’s. On the WARF scale, lower numbers indicate better credit quality and ratings are not spaced equally on this scale (because, for example, the difference in default probability between AA1 and AA2 is much less than between B1 and B2). The WARF is obtained from the most recent trustee’s report or calculated by the Company based on the credit ratings of the collateral in the transaction. To accomplish this calculation, MBIA first identifies the credit ratings of each piece of collateral (using, in order of preference as available, Moody’s, S&P or Fitch ratings), then converts that credit rating into a rating factor on the WARF scale, averages those factors (weighted by par) to create a portfolio WARF, and then converts the portfolio WARF into an average credit rating for the pool. MBIA then uses a market index that is based on collateral type and average rating to determine the generic spread for the pool, which is input into the BET model.

•

These approaches have been used for most of the insured CDS transactions in MBIA’s portfolio. There have been a few cases where modified approaches have been used if either there was high dispersion of ratings within an asset class or no collateral-specific or ratings-based generic spreads were available. When ratings dispersion is high, the collateral within an asset class has been segmented into different rating buckets and each bucket is used in calculating the overall average.

•

When spreads have not been available on either a collateral-specific basis or ratings-based generic basis, MBIA has used its hierarchy of spread sources (see “Inputs” below) to identify the most appropriate spread for that asset class and that spread is used to calculate the average spread.

•

The default probability is calculated using a standard model as an appropriate way to do this calculation. The model assumes that the default probability is determined by three factors: credit spread, recovery rate after default and the time period under risk.

•	Collateral in the portfolio is generally considered on an average basis instead of modeling each piece of collateral separately.

•	Correlation is modeled using a diversity score, which is calculated based on rules regarding industry or sector concentrations.

•	Defaults are modeled such that they are spaced evenly over time.

•	Recovery rates are based on historical averages and updated as market evidence warrants.”

Additionally, the standard model used to calculate default probability is based on the mathematical formula P=1-e -(s/(1-R))T where P is the probability of default, s is the credit spread, R is the recovery rate, and T is the time period under risk.

SEC Comment:

10.	We acknowledge your response to prior comment 17 of our August 27, 2008 letter. Please clarify how ceding commissions impact your fair value calculation for purchased CDS. Please also revise your disclosure to state whether you are using an in-exchange or an in-use valuation premise for these CDS.

MBIA Response:

Through reinsurance, MBIA has transferred some of the risk of loss on CDS contracts to other financial guarantee insurance and reinsurance companies. The fair value of the transfer under the reinsurance contract with the reinsurers is accounted for as a derivative asset. These derivative assets are valued consistently with the Company’s SFAS 157 valuation policies as described in “Note 2: Significant Accounting Policies.” The fair value measurement for these derivative assets assumes an in-exchange premise for valuation as defined by SFAS 157 as the highest and best use by market participants.

Ceding commissions are not included in the calculation of the fair value of a ceded CDS contract. The Company first calculates its gross fair value for each CDS contract. It then applies a reinsurance rate (the percentage of risk assumed by a reinsurer) and a reinsurer nonperformance risk adjustment to its gross fair value to derive the fair value of ceded (or purchased) CDS contracts. As ceding commissions represent compensation for placing business with a reinsurer and to cover the acquisition expenses incurred by the Company to issue the CDS, they are not considered relevant to the calculation of fair value of a CDS contract.

MBIA has revised its disclosure to clarify that it assumes an in-exchange premise for valuation on page 19 of its Form 10-Q for the quarter ended September 30, 2008. The Company will revise its disclosures in future filings to clarify the impact that ceding commissions have on its calculation of fair value for purchased CDSs.

SEC Comment:

11.	We acknowledge your response to prior comment 18 of our August 27, 2008 letter. Please disclose how you determined the illiquidity premium implied by the CMBX indices and how you adjusted the credit spreads from the average of two investment banks’ research departments for this illiquidity premium.

MBIA Response:

The Company has updated its disclosure to include information that is responsive to your comment. The following disclosure appears within “Note 6: Fair Value of Financial Instruments” on page 24 of MBIA’s Form 10-Q for the quarter ended September 30, 2008.

“In the first quarter of 2008, MBIA modified the spread input in the BET model to reflect a combination of market pricing levels and fundamental analysis of CMBS credit, as determined by parties independent to MBIA. The Company’s revised model input combines the expectations for CMBS credit performance as forecasted by the average of two investment banks’ research departments with the illiquidity premium implied by the CMBX indices. The illiquidity premium that the Company used for CMBS collateral was the CMBS index for the senior triple-A tranche. The CMBX index is issued in “series” representing “vintages” of CMBS origination. The Company matches its collateral to the CMBX series appropriate to the vintage of the collateral since these spreads differ across the various CMBX series. For example, for collateral that was originated in the second half of 2006, the illiquidity premium was set as the CMBX series 1, triple-A index. The sum of the illiquidity premium plus the derived credit spread based on the average of the two investment bank’s research department loss estimates is the analog index that is used as an alternative input in the Company’s BET-based approach.”

Critical Accounting Estimates

Valuation of Financial Instruments, page 38

SEC Comment:

12.	We acknowledge your response to prior comment nine of our June 27, 2008 letter. Please disclose what time to maturity, change in LIBOR, SFAS 157 and reinsurer haircut represent and how they are factored into your fair value calculation.

MBIA Response:

On page 56 of MBIA’s Form 10-Q for the quarter ended June 30, 2008, the Company presented in tabular form factors that had a material impact on changes in the fair value of MBIA’s insured credit derivatives during the periods presented. Among others, these factors include the following:

•

Time to Maturity – Time to maturity represents the effects of the passage of time on the fair value of MBIA’s insured credit derivatives. That is, as a transaction approaches maturity, if all other factors that influence fair value remained constant, the fair value of the transaction would move towards zero.

•

Change in LIBOR – Change in LIBOR represents the effects of a change in the discount rate used in calculating the fair value of MBIA’s insured credit derivatives. When calculating the fair value of an insured credit derivative, the Company’s model discounts projected losses at LIBOR. Therefore, as LIBOR changes, if all other factors that influence fair value remained constant, the fair value of an insured credit derivative would also change.

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SFAS 157 – SFAS 157 (or MBIA Nonperformance Risk) represents the effects of a change in the Company’s credit spread used in the calculation of the fair value of MBIA’s insured credit derivatives. In compliance with the requirements of SFAS 157, “Fair Value Measurements,” effective January 1, 2008, the Company updated its valuation methodology to incorporate the Company’s own nonperformance risk. MBIA’s nonperformance risk is incorporated by discounting derivative liabilities at MBIA Insurance Corporation’s credit default swap spread.

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Reinsurer Haircut – Reinsurer haircut relates to losses on exposures ceded to Channel Reinsurance Ltd. (“Channel Re”). The Company prepares an analysis of Channel Re’s claims-paying ability to determine whether Channel Re has the ability to pay amounts due to MBIA if ceded contracts were settled at their current fair value. As of September 30, 2008, based on the Company’s analysis, it was determined that Channel Re had the ability to pay all amounts due to MBIA under these contracts. In the first and second quarters of 2008, MBIA adjusted its carrying amount of derivative assets due from Channel Re for amounts it deemed uncollectible.

As noted above, the Company has included tables that report the estimated attribution of mark-to-market gains and losses for various factors, including the above, in its quarterly reports filed on Form 10-Q in order to provide information about causes of changes in the fair value of its insured derivative contracts. A description of the Company’s valuation process is included within “Critical Accounting Estimates” under the heading “Valuation of Financial Instruments.” The Company will clarify the above terms in future filings.

SEC Comment:

13.	In responding to comment 21 of your May 30, 2008 letter, you have revised your disclosure to remove references to independent pricing services. The Division of Corporation Finance recently sent a letter to you and to certain public companies identifying a number of disclosure issues to consider in preparing Management’s Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management’s Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

MBIA Response:

In preparing MBIA’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included within its Form 10-Q for the quarter ended September 30, 2008, the Company considered the guidance provided in the SEC’s letter to which you reference. As a result, the Company has enhanced its disclosures to include additional information about MBIA’s fair value measurements, as applicable. These disclosures are included in the “Valuation of Financial Instruments” section, which begins on page 42 of MBIA’s Form 10-Q for the quarter ended September 30, 2008. The Company will continue to evaluate these disclosures to ensure they provide clear and transparent information regarding its fair value measurements.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 765-3925 if you should need further clarification or additional information with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin